Exhibit 99.4

Global Ship Lease Credit Rating Upgraded by Moody’s
July 12, 2021
GSL Corporate Family Rating Upgraded to B1 on basis of increased scale, long-term contracted cashflows, extended maturity profile, and strong market environment in container shipping
LONDON, July 12, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that its Corporate Family Rating has been upgraded to B1 from B2, with a stable outlook, by Moody’s Investor Service (“Moody’s”). In announcing the upgrade, Moody’s cited the Company’s increased scale and improving credit metrics, refinancing activities resulting in an extended maturity profile, high revenue visibility from long-term charters, the strong container shipping market environment, and an increase in the Company’s free float.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “This latest upgrade from Moody’s is further evidence of our progress in transforming our balance sheet, significantly expanding our charter durations and contracted revenue, and capturing substantial and accretive growth opportunities in this extraordinarily strong container shipping market. With no material debt maturities until 2024 and the proven ability to source and execute on immediately accretive vessel and fleet acquisitions with negligible downside risk, combined with strong market fundamentals that we expect to persist into 2022, we believe we are well positioned to continue driving earnings growth, and providing our shareholders with a sustainable, well-supported dividend.”
Additional information regarding Global Ship Lease’s rating can be found in the press release dated July 9, 2021 on the Moody's website at www.moodys.com.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 49 containerships and has contracted to purchase a further 17 ships, ranging from 1,118 to 11,040 TEU, with a total capacity (when fully delivered) of 344,650 TEU. 32 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested as at May 31, 2021 for a total on-the-water fleet of 49 ships, the average remaining term of the Company’s charters as at March 31, 2021, to the mid-point of redelivery, including options under the Company’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $984.3 million. Contracted revenue was $1,134.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.